March 25, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:      Jim Rosenberg, Senior Assistant Chief Accountant
Lisa Vanjoske, Assistant Chief Accountant
Christine Allen, Staff Accountant
Karen Ubell, Staff Attorney

Re:	Unigene Laboratories, Inc.
Form 10-K
Filed March 16, 2010
File No. 000-16005

Ladies and Gentlemen:

I am writing on behalf of Unigene Laboratories, Inc. (the “Company” or “Unigene”) in response to the questions and comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) in a letter to Ashleigh Palmer dated January 26, 2011 (the “Comment Letter”).  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Company's Form 10-K for the year ended December 31, 2009 (the "Form 10-K").

The Company has decided to revise its accounting prospectively to account for the calculation of the basis difference between our investment in the joint venture and our 45% equity interest in the underlying net assets of the China joint venture.  We had originally calculated the amortization of the difference based upon the $4.5 million of intellectual property (licensed patent rights, know-how, etc.) which has been and was agreed to be contributed to the joint venture.  However, as of January 1, 2011, we will calculate the amortization of the difference based upon the $2.1 million of intellectual property that has been recorded on the financial statements of the joint venture.  This change will be reported in our Form 10-Q for the period ended March 31, 2011.

Securities and Exchange Commission
March 25, 2011

The adjustment in the first quarter of 2011 will total $318,000.  This represents the difference between what had been recognized ($4,500,000/17 x 2.25 years = $596,000) versus what would have been recognized had we used the revised methodology ($2,100,000/17 x 2.25 years = $278,000).

We performed an SEC Staff Accounting Bulletin No. 99 (SAB 99) analysis on the $318,000 adjustment and do not believe it is material to our financial statements.  For our quarterly and annual financial statements from December 31, 2008 through December 31, 2010, the difference as a percentage of total assets, on average, was less than 1% (0.7%).  The difference as a percentage of quarterly net loss, on average, was 1.3%.  The difference as a percentage of year-to-date net loss, on average, was less than 1% (0.7%).  There was no effect on earnings per share in any period.  Therefore, we do not believe that this adjustment is quantitatively material.

In arriving at this preliminary conclusion, we note the SEC’s guidance that: “The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant's financial statements is unlikely to be material. The staff has no objection to such a ‘rule of thumb’ as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant's financial statements. A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.”

In addition, we note the SEC’s guidance that: “As a result of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts that come to the auditor's attention could have a material effect on the financial statements.”

“Among the considerations that may well render material a quantitatively small misstatement of a financial statement item are –

Securities and Exchange Commission
March 25, 2011

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate
•	whether the misstatement masks a change in earnings or other trends
•	whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise
•	whether the misstatement changes a loss into income or vice versa
•	whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability
•	whether the misstatement affects the registrant's compliance with regulatory requirements
•	whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements
•	whether the misstatement has the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation
•	whether the misstatement involves concealment of an unlawful transaction.”

“This is not an exhaustive list of the circumstances that may affect the materiality of a quantitatively small misstatement.”

We believe that none of the circumstances described above apply to the Company’s adjustment to its accounting treatment of the China joint venture, while noting that the above list is not all-inclusive.

We believe that the Company is currently and has been valued and evaluated by investors based upon expectations surrounding its four primary license agreements with Upsher-Smith Laboratories (product launched and marketed since 2005 – Fortical), Tarsa Therapeutics (phase 3 completed), Novartis (ongoing phase 3) and GlaxoSmithKline (ongoing phase 2).  We believe that most investors view our investment in the China joint venture as very long-term and assign it a low probability of success.  Any value they place on the China joint venture would be based upon their analysis of the Chinese pharmaceutical market, not necessarily on the investment recorded on our balance sheets.   Therefore, we do not believe that the joint venture’s balance sheet presentations at December 31, 2010, 2009 and 2008 if adjusted for $318,000, $176,000 and $35,000, respectively, would be materially different to an investor.

Securities and Exchange Commission
March 25, 2011

In summary, we believe that recording the aforementioned adjustment in full in the first quarter of 2011 would not impact, and has not previously impacted, the analysis of the Company as performed by a “reasonable investor.”

If you have any questions regarding this letter, please contact the undersigned at (973) 265-1100.

Very truly yours,

/s/  Gregory T. Mayes

Gregory T. Mayes
Vice President of Corporate Development and General Counsel

cc:           Ashleigh Palmer
William Steinhauer
Ella DeTrizio, Dechert LLP
Sara Bucholtz, Dechert LLP
Michael Creasy, Grant Thornton LLP
Keyur Thakkar, Grant Thornton LLP
John Pennett, Eisner Amper LLP